Exhibit 99.45

Canopy Growth Provides Further International Updates

SMITHS FALLS, ON, Sept. 13, 2017 /CNW/—Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has entered into a supply agreement with AusCann Group Holdings Ltd. (“AusCann”), whereby Canopy Growth will act as AusCann’s exclusive supplier of medical cannabis for the Australian market, beginning with the transfer of a range of medicines for research and commercialization in Australia.

The Australian market continues to present attractive growth opportunities for medical cannabis and through the Company’s minority ownership stake and excellent working relationship with AusCann, it is in a prime position to realize this potential for its shareholders.

“This agreement is a positive step in enabling Australian patients to have access to high quality cannabinoid medications,” said Elaine Darby, Managing Director, AusCann. “I’m excited to move forward with this partnership, and continue to utilize the production scale of existing partners to accelerate our own sales function and market presence.”

As an emerging market, the size of this initial shipment is not expected to affect registered customer’s ability to purchase product through Tweedmainstreet.com where consistent product availability has stabilized thanks to strong production from the Canopy-wide production platform.

This agreement, which continues to allow Canopy Growth to pursue other Australian opportunities, follows a recent announcement issued September 11, 2017, in which the Company announced a strategic partnership with Alcaliber S.A. (“Alcaliber”), a leading pharmaceutical producer that last year exported 125 tonnes of alkaloids to 40 countries around the world, representing a 20% market share for Narcotic Raw Material (NRM).

Whether Europe, South America, Australia, or at home, Canopy Growth is working hard to bring its recognized, high quality genetics to the world.

Here’s to Future Growth Down Under.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/13/c8863.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations:Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:09e 13-SEP-17